COMPASS
GROUP

07027145

RECEIVED
2007 OCT 16 A 11:43

By Air Mail

PROCESSED
OCT 17 2007
THOMSON
FINANCIAL

SUPPL

BEST AVAILABLE COPY

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W
Washington, D.C. 20549
United States

1 October 2007

Dear Sir/Madam

Re: Compass Group PLC (Exemption Number 82-5161) - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

On behalf of Compass Group PLC, a public limited company incorporated under the laws of England and Wales, we herewith submit the following information to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the ***Exchange Act***).

I NEWS RELEASES

1. Compass Group PLC – Trading Update (September 27, 2007).

II DISCLOSURE OF NOTIFIABLE EVENTS AND OTHER COMMUNICATIONS FILED WITH REGULATORY NEWS SERVICE (RNS) PROVIDED BY THE LONDON STOCK EXCHANGE

1. Notification from Compass Group PLC relating to the Total Voting Rights and Capital as at August 31, 2007, in accordance with the Disclosure and Transparency Rules (September 3, 2007).

2. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (September 3, 2007).

3. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (September 4, 2007).

4. Notification from Compass Group PLC relating to the purchase of 775,798 of its own shares for cancellation (September 5, 2007).

5. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (September 6, 2007).

great people
great service
great results

6. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (September 7, 2007).

7. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (September 10, 2007).

8. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (September 11, 2007).

9. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (September 12, 2007).

10. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (September 13, 2007).

11. Notification from Compass Group PLC relating to transactions of directors and persons discharging managerial responsibility (September 14, 2007).

12. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (September 14, 2007).

13. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (September 17, 2007).

14. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (September 18, 2007).

15. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (September 19, 2007).

16. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (September 20, 2007).

17. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (September 21, 2007).

18. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (September 24, 2007).

19. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (September 25, 2007).

20. Trading update from Compass Group PLC (September 27, 2007).

21. Notification from Compass Group PLC relating to the purchase of its own shares for cancellation.

22. Notification from Compass Group PLC relating to the purchase of 1,250,000 of its own shares for cancellation (September 28, 2007).

III REPORTS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

None in this reporting period.

IV INFORMATION FILED AT COMPANIES HOUSE IN THE UNITED KINGDOM

1. Companies Form No. 169 - Return by a company purchasing 2,750,000 of its own shares for cancellation (September 3, 2007).

2. Companies Form No. 169 - Return by a company purchasing 2,250,000 of its own shares for cancellation (September 3, 2007).

3. Companies Form No. 169 - Return by a company purchasing 2,878,000 of its own shares for cancellation (September 6, 2007).

4. Companies Form No. 169 - Return by a company purchasing 3,250,000 of its own shares for cancellation (September 6, 2007).

5. Companies Form No. 169 - Return by a company purchasing 2,257,670 of its own shares for cancellation (September 20, 2007).

6. Companies Form No. 169 - Return by a company purchasing 2,100,000 of its own shares for cancellation (September 20, 2007).

7. Companies Form No. 88(2) – Return of allotment of 10,236 shares (September 1, 2007).

8. Companies Form No. 88(2) – Return of allotment of 18,679 shares (September 4, 2007).

9. Companies Form No. 88(2) – Return of allotment of 93,775 shares (September 4, 2007).

10. Companies Form No. 88(2) – Return of allotment of 8,267 shares (September 4, 2007).

11. Companies Form No. 88(2) – Return of allotment of 13,500 shares (September 4, 2007).

12. Companies Form No. 88(2) – Return of allotment of 3,465 shares (September 9, 2007).

13. Companies Form No. 88(2) – Return of allotment of 231,832 shares (September 14, 2007).

14. Companies Form No. 88(2) – Return of allotment of 90,675 shares (September 21, 2007).

great people
great service
great results

15. Companies Form No. 88(2) – Return of allotment of 28,288 shares (September 26, 2007).

Please note that the information set forth in this letter and the information enclosed herewith are being furnished on behalf of Compass Group PLC under subparagraph (b)(1)(i) of Rule 12g3-2 with the understanding that (i) the information will not be deemed filed with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (ii) neither this letter nor the furnishing of the information constitutes an admission for any purpose that Compass Group PLC is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the undersigned on +44 (0)1932 573159.

Yours faithfully

Andrew V Derham
Deputy Company Secretary

Enclosures

82-5161

I NEWS RELEASES

82-5161

COMPASS GROUP

27 September 2007

Compass Group PLC: Trading update

This statement updates investors on the Group's progress in the current year, ahead of the announcement on 28 November 2007 of its full year results to 30 September 2007.

Group
The positive trading momentum of the first half has continued throughout the summer period. For the full year, organic revenue growth is anticipated to be around 5% and we expect to see a 60 to 70 basis point improvement in margins compared with last year. As a result, the Group's performance for the year to 30 September 2007 will be at the higher end of market expectations.

The MAP (Management and Performance) programme is helping to drive revenue growth in a more disciplined way and we are now achieving a much better balance between new contracts and like for like growth. An intense focus on driving cost efficiencies, especially overheads, is contributing to a step change in the operating margin, accounting for around half of the overall improvement in the margin this year. This progress clearly reflects the underlying quality of the business.

The weakening of currencies to which we are exposed has continued, adversely impacting the translation of our reported financial results, as anticipated.

Across the World
Trading in North America has been strong. Organic revenue growth for the full year should be around 6% and margins are forecast to improve by 50 to 60 basis points. Around half of the margin growth has come from a significant reduction in overheads. The remainder is the result of better like for like growth and ongoing operating efficiencies across the business.

In Continental Europe, organic revenue growth for the full year is expected to be around 4%. We expect to see good margin growth of 90 to 100 basis points. Just over half of this improvement is attributable to the strong turnaround of countries such as France and the Netherlands.

In the UK, we anticipate that revenues and operating profit will be broadly in line with last year. The fundamentals of the business remain strong and the

new management team are continuing to re-position the business for future growth.

In the Rest of the World, we expect to see around 9% organic revenue growth for the full year and a strong improvement in the margin of just over 100 basis points. Just over half of this is due to good progress in lower margin countries such as Japan, and the mobilisation of strong new business wins gained in 2006 in the remote site businesses in Australia and Latin America.

ENDS

Enquiries:

Andrew Martin: 01932 573000

Media: Chris King: 01932 573116

Website
www.compass-group.com

Compass Group is the world's leading foodservice company. We specialise in providing food, vending and related services on our clients' premises and we generated annual revenues of around £11 billion in the year to 30 September 2006. The company operates across the following core sectors of Business and Industry (B&I), Defence, Offshore & Remote Site, Healthcare, Education, Sports & Leisure and Vending with an established brand portfolio. For more information visit www.compass-group.com.

II DISCLOSURE OF NOTIFIABLE EVENTS AND OTHER COMMUNICATIONS FILED WITH REGULATORY NEWS SERVICE (RNS) PROVIDED BY THE LONDON STOCK EXCHANGE

82-5161

Regulatory Announcement

Go to market news section

RECEIVED
2007 OCT 16 A 11:-3
CORPORATE FINANCE

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Total Voting Rights
Released	12:52 03-Sep-07
Number	1873D

RNS Number:1873D
Compass Group PLC
03 September 2007

Compass Group PLC - Total Voting Rights and Capital as at 31 August 2007

In accordance with its obligations under rule 5.6.1. of the Disclosure and Transparency Rules, Compass Group PLC confirms that as at 31 August 2007 its issued share capital consists of 1,943,979,498 ordinary shares of 10 pence each. The total number of voting rights in respect of these ordinary shares is 1,943,979,498, each ordinary share having one vote. Compass Group PLC does not hold any ordinary shares in treasury.

In addition, Compass Group PLC has entered into a level I American Depositary Receipt Programme, under which ordinary shares of 10 pence each are traded in the form of American Depositary Shares on the New York Stock Exchange. The ordinary shares of 10 pence each traded in the form of American Depositary Shares are included within the total set out above.

The above figure, 1,943,979,498 may be used by shareholders as the denominator for the calculation by which they will determine whether they are required to notify their interest in, or a change to their interest in, Compass Group PLC under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

82-5761

Regulatory Announcement

Go to market news section

RECEIVED
2007 OCT 16 A 11:-3
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:06 03-Sep-07
Number	2148D

3rd September 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 3 September 2007 it purchased for cancellation 750,000 ordinary shares at a price of 329.757 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

END

Close

82-5161

Regulatory Announcement

Go to market news section

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:15 04-Sep-07
Number	2991D

4th September 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 4 September 2007 it purchased for cancellation 750,000 ordinary shares at a price of 327.145533 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

END

Close

82-5161

Regulatory Announcement

Go to market news section

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	10:09 06-Sep-07
Number	4084D

5th September 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 5 September 2007 it purchased for cancellation 775,798 ordinary shares at a price of 324.629104 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

END

Close

82-5161

Regulatory Announcement

Go to market news section

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:32 06-Sep-07
Number	4610D

6th September 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 6 September 2007 it purchased for cancellation 1,000,000 ordinary shares at a price of 318.8625 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

END

Close

82-5161

Regulatory Announcement

Go to market news section

RECEIVED

2007 OCT 15 A 11:43

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:30 07-Sep-07
Number	5377D

7th September 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 7 September 2007 it purchased for cancellation 1,000,000 ordinary shares at a price of 314.56295 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

END

Close

82-5761

Regulatory Announcement

Go to market news section

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:43 10-Sep-07
Number	6173D

10th September 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 10 September 2007 it purchased for cancellation 750,000 ordinary shares at a price of 308.767533 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

END

Close

82-5161

Regulatory Announcement

Go to market news section

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:26 11-Sep-07
Number	6955D

11th September 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 11 September 2007 it purchased for cancellation 750,000 ordinary shares at a price of 310.8056 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

END

Close

82-5161

Regulatory Announcement

RECEIVED
2007 OCT 16 A 11: 43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Go to market news section

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:22 12-Sep-07
Number	7725D

12th September 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 12 September 2007 it purchased for cancellation 750,000 ordinary shares at a price of 311.905333 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

END

Close

82-5161

Regulatory Announcement

Go to market news section

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:26 13-Sep-07
Number	8442D

13th September 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 13 September 2007 it purchased for cancellation 750,000 ordinary shares at a price of 313.65 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

END

Close

82-5161

Regulatory Announcement

Go to market news section

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Director/PDMR Shareholding
Released	13:49 14-Sep-07
Number	8875D

RNS Number:8875D
Compass Group PLC
14 September 2007

14 September 2007

COMPASS GROUP PLC

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

Compass Group PLC (the "Company") announces that Andrew Martin, Group Finance Director, has today increased his shareholding in the Company by 3,532 ordinary shares.

Following the maturity of his savings contract, Mr Martin exercised 3,532 share options at an option exercise price of 266.8p per share under the terms of the Compass Group UK Savings-Related Share Option Scheme, and he retained the shares issued to him.

As a result of this transaction, Mr Martin now holds 158,559 ordinary shares of 10 pence each in the capital of the Company.

Further Information:

Compass Group PLC
+44 (0) 1932 573000

Investors/Analysts: Mark J White, General Counsel and Company Secretary

Media: Chris King, Group Head of Media Relations

Compass Group is the world's leading foodservice company. We specialise in providing food, vending and related services on our clients' premises and we generate annual revenues of around £11 billion in the year to 30 September 2006. The company operates across the following core sectors of Business and Industry (B&I), Defence, Offshore & Remote Site, Healthcare, Education, Sports & Leisure

and Vending with an established brand portfolio. For more information visit www.compass-group.com.

ENDS

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

82-5161

Regulatory Announcement

Go to market news section

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:33 14-Sep-07
Number	9202D

14th September 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 14 September 2007 it purchased for cancellation 1,000,000 ordinary shares at a price of 312.430962 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

END

Close

82-5161

Regulatory Announcement

Go to market news section

RECEIVED

2007 OCT 16 A 11:23

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:57 17-Sep-07
Number	9970D

17th September 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 17 September 2007 it purchased for cancellation 1,000,000 ordinary shares at a price of 307.68125 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

END

Close

82-564

Regulatory Announcement

Go to market news section

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:55 18-Sep-07
Number	0712E

18th September 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 18 September 2007 it purchased for cancellation 750,000 ordinary shares at a price of 308.25 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley — Compass Group PLC — 01932 573 000

END

Close

82-5761

Regulatory Announcement

RECEIVED

2007 OCT 16 A 11:23

Go to market news section

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:11 19-Sep-07
Number	1444E

19th September 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 19 September 2007 it purchased for cancellation 750,000 ordinary shares at a price of 313.633333 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

END

Close

82-5161

Regulatory Announcement

Go to market news section

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:09 20-Sep-07
Number	2299E

20th September 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 20 September 2007 it purchased for cancellation 750,000 ordinary shares at a price of 314.915 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

END

Close

82-5761

Regulatory Announcement

Go to market news section

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:15 21-Sep-07
Number	3142E

21st September 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 21 September 2007 it purchased for cancellation 750,000 ordinary shares at a price of 317.366159 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

END

Close

82-514

Regulatory Announcement

Go to market news section

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:21 24-Sep-07
Number	3997E

24th September 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 24 September 2007 it purchased for cancellation 750,000 ordinary shares at a price of 321.156949 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley Compass Group PLC 01932 573 000

END

Close

82-5161

Regulatory Announcement

RECEIVED

2007 OCT 15 A 11:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Go to market news section

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:15 25-Sep-07
Number	4817E

25th September 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 25 September 2007 it purchased for cancellation 1,000,000 ordinary shares at a price of 316.960913 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

END

Close

82-5161

Regulatory Announcement

Go to market news section

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Trading Statement
Released	07:02 27-Sep-07
Number	5835E

RNS Number:5835E
Compass Group PLC
27 September 2007

27 September 2007

Compass Group PLC: Trading update

This statement updates investors on the Group's progress in the current year, ahead of the announcement on 28 November 2007 of its full year results to 30 September 2007.

Group

The positive trading momentum of the first half has continued throughout the summer period. For the full year, organic revenue growth is anticipated to be around 5% and we expect to see a 60 to 70 basis point improvement in margins compared with last year. As a result, the Group's performance for the year to 30 September 2007 will be at the higher end of market expectations.

The MAP (Management and Performance) programme is helping to drive revenue growth in a more disciplined way and we are now achieving a much better balance between new contracts and like for like growth. An intense focus on driving cost efficiencies, especially overheads, is contributing to a step change in the operating margin, accounting for around half of the overall improvement in the margin this year. This progress clearly reflects the underlying quality of the business.

The weakening of currencies to which we are exposed has continued, adversely impacting the translation of our reported financial results, as anticipated.

Across the World

Trading in North America has been strong. Organic revenue growth for the full year should be around 6% and margins are forecast to improve by 50 to 60 basis points. Around half of the margin growth has come from a significant reduction in overheads. The remainder is the result of better like for like growth and ongoing operating efficiencies across the business.

In Continental Europe, organic revenue growth for the full year is expected to be around 4%. We expect to see good margin growth of 90 to 100 basis points. Just over half of this improvement is attributable to the strong turnaround of countries such as France and the Netherlands.

In the UK, we anticipate that revenues and operating profit will be broadly in line with last year. The fundamentals of the business remain strong and the new

management team are continuing to re-position the business for future growth.

In the Rest of the World, we expect to see around 9% organic revenue growth for the full year and a strong improvement in the margin of just over 100 basis points. Just over half of this is due to good progress in lower margin countries such as Japan, and the mobilisation of strong new business wins gained in 2006 in the remote site businesses in Australia and Latin America.

ENDS

Enquiries:

Andrew Martin: 01932 573000

Media: Chris King: 01932 573116

Website
www.compass-group.com

Compass Group is the world's leading foodservice company. We specialise in providing food, vending and related services on our clients' premises and we generated annual revenues of around £11 billion in the year to 30 September 2006 . The company operates across the following core sectors of Business and Industry (B&I), Defence, Offshore & Remote Site, Healthcare, Education, Sports & Leisure and Vending with an established brand portfolio. For more information visit www.compass-group.com.

END

82-5161

RECEIVED

2007 OCT 16 A 11:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	15:11 28-Sep-07
Number	7693E

RNS Number:7693E
Compass Group PLC
28 September 2007

RNS Announcement

Repurchase programme

Compass Group PLC ("Compass" or the "Company") announces that the Company has entered into an irrevocable and non-discretionary arrangement with its broker, Morgan Stanley & Co International PLC, to repurchase on its behalf and within certain pre-set parameters, ordinary shares in the capital of the Company for cancellation during the period commencing on 1 October 2007 and ending on 23 November 2007. This arrangement is in accordance with Chapter 12 of the Listing Rules and the Company's general authority to repurchase shares.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

82-5161

Regulatory Announcement

Go to market news section

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:07 28-Sep-07
Number	8029E

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 28 September 2007 it purchased for cancellation 1,250,000 ordinary shares at a price of 299.3976 pence per share from Morgan Stanley.

Enquiries

Justin Besley	Compass Group PLC	01932 573 000

END

Close

III REPORTS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

IV INFORMATION FILED AT COMPANIES HOUSE IN THE UNITED KINGDOM

£45060 82-5161 46/10

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

RECEIVED

2007 OCT 15 A 11:23

CORPORATE FINANCE

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below For Inland Revenue use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For official use

Company number: 4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

§ A private company is not required to give this information

Class of shares	Ordinary	Ordinary	Ordina[...]
Number of shares purchased	1,250,000	750,000	750,00[...]
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	07.08.2007	08.08.2007	09.08[...]
Maximum prices paid § for each share	330.9411p	328.7748p	321.1[...]
Minimum prices paid § for each share	330.9411p	328.7748p	321.1663p

The aggregate amount paid by the company for the shares to which this return relates was:	£ 9,011,322
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 45,060

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Deputy Company Secretary Date 16/8[...]

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section
Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

   London Stamp Office
   Ground Floor
   South West Wing
   Bush House
   Strand
   London
   WC2B 4QN

   Tel: 020 7438 7252/7452

   Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

   NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

   For companies registered in:

   England or Wales:

   The Registrar of Companies
   Companies House
   Crown Way
   Cardiff CF14 3UZ

   DX: 33050 Cardiff

   Scotland:

   The Registrar of Companies
   Companies House
   37 Castle Terrace
   Edinburgh EH1 2EB

   DX: 235 Edinburgh

   or LP - 4 Edinburgh 2

£36530 82-5161 46/10

G 169

COMPANIES FORM No. 169

Return by a company purchasing its own shares

CHWP000

RECEIVED

2007 OCT 16 A 11:24

CORPORATE FINANCE

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For official use

Company numb[er]: 4083914

Please ... in the ... For Inland Revenue use on[ly]

Name of company

* Insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above ... follows:

§ A private company is not required to give this information

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	750,000	750,000	750,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	10.08.2007	13.08.2007	14.08.2[illegible]
Maximum prices paid § for each share	323.9440p	326.4991p	323.56[illegible]
Minimum prices paid § for each share	323.9440p	326.4991p	323.5614p

The aggregate amount paid by the company for the shares to which this return relates was:	£ 7,305,034
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 36,530

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed Andrew V. Derham Designation‡ Deputy Company Secretary Date 16/8/07

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)

General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

   London Stamp Office
   Ground Floor
   South West Wing
   Bush House
   Strand
   London
   WC2B 4QN

   Tel: 020 7438 7252/7452

   Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

   NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

   For companies registered in:

   England or Wales:

   The Registrar of Companies
   Companies House
   Crown Way
   Cardiff CF14 3UZ

   DX: 33050 Cardiff

   Scotland:

   The Registrar of Companies
   Companies House
   37 Castle Terrace
   Edinburgh EH1 2EB

   DX: 235 Edinburgh

   or LP - 4 Edinburgh 2

£45500 82-5161

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

RECEIVED

2007 OCT 16 A 11:24

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For official use

Company number: 4083914

Please do not write in the space below. For Inland Revenue use only.

Name of company

* Insert full name of company

* Compass Group PLC

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:


FIVE HUNDRED POUNDS

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	878,000	1,250,000	750,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	15.08.2007	16.08.2007	17.08.2007
Maximum prices paid § for each share	315.0586p	316.3767p	316.9618p
Minimum prices paid § for each share	315.0586p	316.3767p	316.9618p

§ A private company is not required to give this information


FIFTEEN THOUSAND POUNDS


FIFTEEN THOUSAND POUNDS

The aggregate amount paid by the company for the shares to which this return relates was:	£ 9,098,138
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 45,500


FIFTEEN THOUSAND POUNDS

Signed [signature] Designation ‡ Deputy Company Secretary Date 23/8/2007

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presenter's name address and reference (if any):

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)

General Section | Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

£49290 82-5161

G

COMPANIES FORM No. 169

Return by a company purchasing its own

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

Name of company

* Insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	750,000	1,250,000	1,250,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	20.08.2007	21.08.2007	22.08.2007
Maximum prices paid § for each share	316.0921p	300.5806p	298.2591p
Minimum prices paid § for each share	316.0921p	300.5806p	298.2591p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 9,856,188
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 49,290

Signed [signature] Designation ‡ Deputy Company Secretary Date 23/8/2007

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

   London Stamp Office
   Ground Floor
   South West Wing
   Bush House
   Strand
   London
   WC2B 4QN

   Tel: 020 7438 7252/7452

   Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

   NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

   For companies registered in:

   England or Wales:

   The Registrar of Companies
   Companies House
   Crown Way
   Cardiff CF14 3UZ

   DX: 33050 Cardiff

   Scotland:

   The Registrar of Companies
   Companies House
   37 Castle Terrace
   Edinburgh EH1 2EB

   DX: 235 Edinburgh

   or LP - 4 Edinburgh 2

82-5161

G

CHWP000

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For official use

Company number: 4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	750,000	757,670	750,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	23.08.2007	24.08.2007	28.08.2007
Maximum prices paid § for each share	306.6778p	304.7386p	314.4533p
Minimum prices paid § for each share	306.6778p	304.7386p	314.4533p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 6,967,397
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 34,845

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Deputy Company Secretary Date 3/9/2007

Presenter's name address and reference (if any):

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section | Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

   London Stamp Office
   Ground Floor
   South West Wing
   Bush House
   Strand
   London
   WC2B 4QN

   Tel: 020 7438 7252/7452

   Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

   NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

   For companies registered in:

   England or Wales:

   The Registrar of Companies
   Companies House
   Crown Way
   Cardiff CF14 3UZ

   DX: 33050 Cardiff

   Scotland:

   The Registrar of Companies
   Companies House
   37 Castle Terrace
   Edinburgh EH1 2EB

   DX: 235 Edinburgh

   or LP - 4 Edinburgh 2

82-5161

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For official use

Company number: 4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	500,000	750,000	850,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	29.08.2007	30.08.2007	31.08.2007
Maximum prices paid § for each share	319.3618p	318.0233p	317.6956p
Minimum prices paid § for each share	319.3618p	318.0233p	317.6956p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 6,682,397
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 33,420

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation‡ Deputy Company Secretary Date 3/9/2007

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section | Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

   London Stamp Office
   Ground Floor
   South West Wing
   Bush House
   Strand
   London
   WC2B 4QN

   Tel: 020 7438 7252/7452

   Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

   NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

   For companies registered in:

   England or Wales:

   The Registrar of Companies
   Companies House
   Crown Way
   Cardiff CF14 3UZ

   DX: 33050 Cardiff

   Scotland:

   The Registrar of Companies
   Companies House
   37 Castle Terrace
   Edinburgh EH1 2EB

   DX: 235 Edinburgh

   or LP - 4 Edinburgh 2

82-5161

Companies House
— for the record —

RECEIVED
2007 OCT 16 A 11:54

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	13	08	2007	17	08	2007

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	1,860	8,376	
Nominal value of each share	£0.10	£0.10	
Amount (if any) paid or due on each share (including any share premium)	£1.7920	£2.6680	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Mr Alan McNeill Address: 61 Stratton Avenue, Wallington, Surrey UK Postcode SM6 9LJ	Ordinary Ordinary	680 684
Name(s): Mrs Somsri Morris Address: Flat 11, Kettocks Mill, Bridge of Don, Aberdeen UK Postcode AB22 8WR	Ordinary	1,091
Name(s): Mrs Julia Frances Williamson Address: 27 Meadow Walk, Walton On The Hill, Tadworth, Surrey UK Postcode KT20 7UF	Ordinary	3,039
Name(s): Mr Andrew Stobbart Address: 5 The Gardens, Chester Le Street, County Durham UK Postcode DH2 2DT	Ordinary	588
Name(s): Mr Greg Thomas Meenaghan Address: 6 Mallard Court, Stamford, Lincolnshire UK Postcode PE9 2ZE	Ordinary	1,711

Please enter the number of continuation sheets (if any) attached to this form: +1

Signed ______________________ Date ______________________

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

*** Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Company Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted: Class of shares allotted	Number allotted
Name(s): Mrs Marion Theobald Address: 9 Pyotts Court, Old Basing, Basingstoke, Hampshire UK Postcode RG24 8WT	Ordinary	2,354
Name(s): Mrs Catrine Udd Address: Snoavagen 37, 77142 Ludvika, Sweden UK Postcode	Ordinary	89
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed Mlwhk Date 17/8/07

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Company Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ   Tel 01932 574225
DX number   DX exchange

82-5761

RECEIVED

2007 OCT 16 A 11:54

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	23 07 2007	27 07 2007

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	13,396	4,533	750
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£3.128	£2.925	£3.1375

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Vidacos Nominees Limited	Class of shares allotted	Number allotted
Address Participant ID 30XMH, Member Account SSB1,	Ordinary	13,396
Citigroup Centre, Canada Square, Canary Wharf, London	Ordinary	4,533
UK Postcode E14 5LB	Ordinary	750
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 6/8/07

** A director / secretary / ~~administrator / administrative receiver /~~ receiver / official ~~receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange

82-5161

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

2007 OCT 16 A 11:24

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4083914

Company name in full: Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	23	07	2007
To	27	07	2007

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	25,500	26,300	41,975
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£3.20	£3.1625	£2.2925

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Vidacos Nominees Limited Address: Participant ID 30XMH, Member Account SSB1, Citigroup Centre, Canada Square, Canary Wharf, London UK Postcode E14 5LB	Ordinary Ordinary Ordinary	25,500 MW 26,300 41,975
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed MKirch Date 6/8/07

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange

82-5261

RECEIVED

2007 OCT 16 A 11:54

Companies House — for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: 4083914

Company name in full: Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From	To
Day	23	27
Month	07	07
Year	2007	2007

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	3,267	5,000	
Nominal value of each share	£0.10	£0.10	
Amount (if any) paid or due on each share (including any share premium)	£1.792	£2.10	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted: Class of shares allotted	Number allotted
Name(s): Vidacos Nominees Limited Address: Participant ID 30XMH, Member Account SSB1, Citigroup Centre, Canada Square, Canary Wharf, London UK Postcode E14 5LB	Ordinary Ordinary	5,000
Name(s): Mr Alan Waterman Address: 63 Parkside Drive, Edgware, Middlesex UK Postcode HA8 8JU	Ordinary	3,267
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 6/8/07

** A ~~director~~ / secretary / ~~administrator / administrative receiver~~ / receiver / ~~official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,

Compass Group PLC, Compass House, Guildford Street,

Surrey, KT16 9BQ Tel 01932 574225

DX number DX exchange

82-5761

RECEIVED

2007 OCT 16 A 11:24

Companies House — for the record

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	20	08	2007	24	08	2007

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	12,500	1,000	
Nominal value of each share	£0.10	£0.10	
Amount (if any) paid or due on each share (including any share premium)	£3.1625	£2.2925	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s) Vidacos Nominees Limited		
Address Participant ID 30XMH, Member Account SSB1,	Ordinary	12,500
Citigroup Centre, Canada Square, Canary Wharf, London	Ordinary	1,000
UK Postcode E14 5LB		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 24/8/07

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Company Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932 574225
DX number *DX exchange*

82-5161

Companies House
— for the record —

RECEIVED
2007 OCT 16 A 11:21

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	27	08	2007	31	08	2007

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	1,061	2,404	
Nominal value of each share	£0.10	£0.10	
Amount (if any) paid or due on each share (including any share premium)	£2.668	£1.792	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Ms Yvette Bradley Address: 32 Village Way, Pinner, Middlesex UK Postcode: HA5 5AF	Ordinary Ordinary	1,061
Name(s): Mrs Lindsay Row Address: 42 Sandown Road, Thundersway, Benfleet, Essex UK Postcode: SS7 3SE	Ordinary	261
Name(s): Mr Andrew Stobbart Address: 5 The Gardens, Chester Le Street, County Durham UK Postcode: DH2 2DT	Ordinary	538
Name(s): Mrs Teresa Stokes Address: 28 Balmoral Close, Chippenham, Wiltshire UK Postcode: SN14 0UT	Ordinary	951
Name(s): Mrs Winifred Timson Address: 11 Christopher Close, Childwall, Liverpool UK Postcode: L16 1JL	Ordinary	654

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed MWhite Date 31/8/09

** A director / secretary / ~~administrator / administrative receiver / receiver~~ / ~~official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Company Secretarial Department
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange

82-5161

RECEIVED

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	03	09	2007	07	09	2007

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	11,895	213,454	4,440
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£1.792	£2.668	£2.925

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House

— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	03 / 09 / 2007	07 / 09 / 2007

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	1,835	208	
Nominal value of each share	£0.10	£0.10	
Amount (if any) paid or due on each share (including any share premium)	£3.128	£3.36	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Vidacos Nominees limited	Class of shares allotted	Number allotted
Address: Participant ID 30XMH, Member Account SSB1,	Ordinary	3,700
Citigroup Centre, Canada Square, Canary Wharf, London	Ordinary	
UK Postcode E14 5LB	Ordinary	
Name(s): Pershing Keen Nominees Limited	Class of shares allotted	Number allotted
Address: Crest ID 601, a/c HGCF,	Ordinary	3,560
Captstan House, One Clove Crescent, East India Dock, London	Ordinary	54
UK Postcode E14 2BH	Ordinary	740
Name(s): Pershing Keen Nominees Limited	Class of shares allotted	Number allotted
Address: Crest ID 601, a/c HGCF,	Ordinary	1,835
Captstan House, One Clove Crescent, East India Dock, London	Ordinary	208
UK Postcode E14 2BH		
Name(s): HSDL Nominees Limited	Class of shares allotted	Number allotted
Address: Participant ID 33x24, Trinity Road,	Ordinary	114,392
Halifax		
UK Postcode HX1 2RG		
Name(s): Please see further attached schedule.	Class of shares allotted	Number allotted
Address:		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: + 8

Signed MWhite Date 10/9/07

** A ~~director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement~~ supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Company Secretarial Department,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange

Names and addresses of the allottees

Shareholder Details	Shares and share class allotted	
Mrs Margaret Abbott 42 Goodenber Road, High Bentham, Lancaster, LA2 7JE	Ordinary	565
Mr Christopher Adams 15 New Park Croft, Pudsey, West Yorkshire, LS28 5TT	Ordinary	1,413
Mrs Beverley Ashton 23 Churchill Rise, Chelmsford, CM1 6FD	Ordinary	282
Mrs Patricia Austin 27 Lansdall Road, Mitcham, Surrey, CR4 2JF	Ordinary	706
Mrs Deborah Theresa Batten 19 Slade Close, Ottery St Mary, Devon, EX11 1SX	Ordinary	706
Mrs Pauline Anne Beaton 3 Andromeda Road, Lordshill, Southampton, Hampshire, SO16 8BB	Ordinary	282
Mrs Lorraine Begent 36 Barkleys Hill, Stapleton, Bristol, BS16 1AD	Ordinary	1,413
Miss Lyndsay Belton 106 Dormanside Road, Crookston Wood, Pollock, Glasgow, G53 5XT	Ordinary	141
Mrs Denise Bemment 58 Rugby Drive, Tytherington, Macclesfield, Cheshire, SK10 2JD	Ordinary	282
Mrs Barbara Bennett 3 Dordon Close, Shirley, Solihull, West Midlands, B90 1AH	Ordinary	565
Mr Daniel Boakye-Yiadom 19 Harefield, Oxford, OX2 8HG	Ordinary	1,413
Mrs Rosemary Boulter 10 Prospect Way, Ballygowan, Newtownards, Co Down, BT23 6LL	Ordinary	1,413
Mrs Linda Bridle 3 Drakes Way, Portishead, Bristol, BS20 6LB	Ordinary	706
Mrs Geraldine Brown 7 Shardlow Close, Miles Platting, Manchester, M40 7NW	Ordinary	141
Mrs Gloria Bryant 32 Stanley Chase, Whitehall, Bristol, BS5 7UX	Ordinary	141

Names and addresses of the allottees

Shareholder Details	Shares and share class allotted	
Mrs Shirley Ann Burke 34 Woodburn Drive, Smithills, Bolton, BL1 6NH	Ordinary	353
Mr Andrew Burrows 25 Darnel Hurst Road, Four Oaks, Sutton Coldfield, West Midlands, B75 5NE	Ordinary	706
Mrs Margaret Butland 72 Foxcote, Wokingham, Berkshire, RG40 3PE	Ordinary	706
Mrs Lai Chan 58 Priory Road, Hampton, Middlesex, TW12 2PN	Ordinary	1,413
Mrs Kim Clark Sueanda Thorney Road, Wigsley, Newark, Nottinghamshire, NG23 7ER	Ordinary	423
Mrs Cheryl Clarke 37 Claremont Grove, Didsbury, Manchester, M20 2QL	Ordinary	1,413
Mr Francis Coughlan 14 Rosamund Road, Crawley, West Sussex, RH10 6QF	Ordinary	706
Mr Philip Lenna Davies 5 Sandalls Avenue, Ashford, Middlesex, TW15 1AJ	Ordinary	2,119
Mr Colin Davis 48 Whitemore Street, Hockley, Birmingham, B18 5BP	Ordinary	989
Mr Douglas Peter Day 68 Black Butts Lane, Barrow In Furness, Cumbria, LA14 3JZ	Ordinary	3,532
Mrs Alison Dexter 34 Rushmere Walk, Leicester Forest East, Leicester, LE3 3PD	Ordinary	706
Mr Graham Elford 38 Millfield Close, Anstey, Leicester, LE7 7TE	Ordinary	706
Mrs Susan Elmes 26 Vine Road, Coxford, Southampton, SO16 5TA	Ordinary	1,836
Mrs Elizabeth Faulks 1 Barrington Close, Witney, Oxon, OX28 5FJ	Ordinary	2,119
Mrs Catherine Esther Gale 73 The Northern Road, Liverpool, L23 2RD	Ordinary	282

Names and addresses of the allottees

Shareholder Details	Shares and share class allotted	
Mrs Jeanette Gee 24 Granhams Close, Great Shelford, Cambridge, CB2 5LG	Ordinary	423
Mrs Claire Gilbert 7 Colleton Hill, St Leonards, Exeter, EX2 4AS	Ordinary	423
Miss Catherine Gilling 7 Church Street, Harston, Cambridge, CB2 5NP	Ordinary	706
Mrs Mary Godfrey 12 Charwood Close, Shenley, Radlett, Hertfordshire, WD7 9LH	Ordinary	1,413
Mr David William Gostling 3 Portrush Close, Darlington, County Durham, DL1 3HU	Ordinary	353
Mrs Susan Gould Highfields, 70 Farleigh Road, Backwell, Bristol, BS48 3PD	Ordinary	706
Mrs Ann Elizabeth Graham 27 Collin Heights, Carrickfergus, County Antrim, BT38 8NU	Ordinary	565
Ms Irene Hall 18 Southlands, Chineham, Basingstoke, Hampshire, RG24 8XN	Ordinary	565
Mrs Ann Hambry 52 Old Wymering Lane, Cosham, Portsmouth, PO6 3NL	Ordinary	706
Ms Jacqueline Hartley 22 Sanctuary Close, St Johns, Worcester, WR2 5PY	Ordinary	1,413
Mr Richard Hayes 7 Scroggie Hill, Almond Bank, Perth, PH1 3NL	Ordinary	2,119
Mrs Beverley Jane Heasman 31 Willow Road, Larkfield, Aylesford, Kent, ME20 6QZ	Ordinary	706
Mrs Daphne Hiett 24 Crofts Path, Leverstock Green, Hemel Hempstead, Herfordshire, HP3 8HD	Ordinary	2,826
Mrs Barbara Agnes Hoare 232 London Road, Wallington, Surrey, SM6 7EA	Ordinary	706
Miss Cindy Rose Hunt 34 Warren Crescent, Shirley Warren, Southampton, So16 6BX	Ordinary	565

Names and addresses of the allottees

Shareholder Details	Shares and share class allotted	
Mr Tom Ingham 128 Penn Place, Rickmansworth, Herfordshire, WD3 1QQ	Ordinary	2,119
Mrs Kim Jacobs 10 Bullrush Close, Dibden Purlieu, Southampton, SO45 4NN	Ordinary	565
Miss Sandra Johnson 47 Paxton Road, Fareham, Hampshire, PO14 1AB	Ordinary	706
Mr Ian Jolly 43 Priory Farm Road, Hatfield Peverel, Chelmsford, CM3 2NJ	Ordinary	706
Mrs Christine Kitchen 10 Noel Road, Lancaster, LA1 2LS	Ordinary	706
Mrs Sharon Lack 22 Nossly Park, Kilfennan, Londonderry, BT47 5HR	Ordinary	706
Mrs Vivienne Jane Lawson 59 Ashdene Drive, Wakefield, West Yorkshire, WF4 1PJ	Ordinary	706
Mr Christopher Lawson Beckfoot House, Carters Lane, Middleton, Ilkley, West Yorkshire, LS29 0DF	Ordinary	565
Ms Mary Lindsay 34 The Beeches, Lame, County Antrim, BT40 2DW	Ordinary	706
Mrs Sharon Xiaoyu Liu 3 Copse Grove, Loughborough, Leicester, LE11 2SE	Ordinary	3,532
Mr Mark David Luker 46 Trenleigh Gardens, Trench, Telford, Shropshire, TF2 6RW	Ordinary	353
Mr Hugh Maclean 19 Sutherland Drive, Kinross, KY13 8BJ	Ordinary	989
Mrs Angela Doreen Marr 33 King David Street, St Monans, Anstruther, Fife, KY102AB	Ordinary	423
Mr David McInnes The Bungalow, Gore Green Road, Higham, Rochester, Kent, ME3 7HJ	Ordinary	423
Mrs Sharon McMaster 54 Keel Park, Moneyreagh, Newtownards, County Down, BT23 6DE	Ordinary	353

Names and addresses of the allottees

Shareholder Details	Shares and share class allotted	
Ms Judith McMurray 8 Eastwell Close, Paddock Wood, Tonbridge, Kent, TN12 6UH	Ordinary	141
Mr Paul Andrew Merchant 36 Langton Court Road, St Annes, Bristol, BS4 4EH	Ordinary	353
Mrs Christine Midwinter 142 Riverleys Swindon, Cheltenham, Gloucestershire, GL51 9SE	Ordinary	141
Mrs Louise Rebecca Miles 25 Clifton Street, St Albans, Hertfordshire, AL1 3RY	Ordinary	353
Mrs Helen Claire Miller 56 Shearwater Drive, Bicester, Oxon, OX26 6YS	Ordinary	1,413
Mr Kevin Anthony Morgan 6 Victoria Avenue, Widnes, Cheshire, WA8 7TJ	Ordinary	282
Mr Craig Muir 11 Dun Cann, Erskine, Renfrewshire, PA8 7EG	Ordinary	1,413
Mrs Sharon Mullings 84 Braemar Road, Worcester Park, Surrey, KT4 8SW	Ordinary	706
Miss Helen Murray 53 Clifton Road, Exeter, EX1 2BN	Ordinary	706
Mr Steven Paul Ordever 11 Hilldene Avenue, Romford, Essex, RM3 8YL	Ordinary	353
Miss Linda Owusu-Ansah 36 Mariners Walk, Erith, Kent, DA8 2PE	Ordinary	282
Mrs Elaine Penny 187 Blackbird Road, Leicester, LE4 0AL	Ordinary	141
Miss Ann Marie Pickell 7 Beaver Close, Winterbourne, Bristol, BS36 1QU	Ordinary	423
Miss Kerry Leanne Powell 19 Park View, Pontnewydd, Cwmbran, Gwent, NP44 1RB	Ordinary	847
Mr John David Powell 11 New Town, Copthorne, Crawley, West Sussex, RH10 3LY	Ordinary	1,413

Names and addresses of the allottees

Shareholder Details	Shares and share class allotted	
Mrs Louie Ripo 30 Coach Road, Aldesford, Colchester, CO7 8EB	Ordinary	423
Mr Valerie Claire Rogers 33 Valley Farm Road, Rubery, Birmingham, B45 9QX	Ordinary	423
Mrs Susan Jean Rout 1 Stamford Close, Ipswich, IP2 9YD	Ordinary	141
Mr Raymond Sellers 16 Salisbury Drive, Bracebridge Heath, Lincoln, LN4 2SW	Ordinary	3,532
Ms Allison Louise Shalles 27 Brandwood Park Road, Birmingham, B14 6QY	Ordinary	706
Mr Neil Shayle 6 Christopher Close, Hornchurch, Essex, RM12 6RF	Ordinary	706
Mrs Amanda Jane Shorrock 62 Garthwaite Crescent, Shenley Brook End, Milton Keynes, MK5 7AX	Ordinary	282
Mrs Andrea Michelle Simpson 46 Richmond Road, Doncaster, South Yorkshire, DN5 8ST	Ordinary	211
Mrs Jacqueline Susan Smith 17 Elizabeth Crescent, Caister on Sea, Great Yarmouth, Norfolk, NR30 5LT	Ordinary	706
Miss Jennifer Spendlove 15 Townfield, Exminster, Exeter, EX6 8AW	Ordinary	282
Mrs Gianna Spiers 9 New Street North, West Bromwich, West Midlands, B71 4AQ	Ordinary	353
Mrs Frances Stainer 57 Harveys Field, Overton, Basingstoke, Hampshire, RG25 3BZ	Ordinary	423
Mr Christopher Tall 12 Linton Drive, Andover, Hampshire, SP10 3TT	Ordinary	494
Mrs Mary June Thompson 33 Whiteley Crescent, Bletchley, Milton Keynes, MK3 5DQ	Ordinary	1,413
Mr Spencer Thorne 9 Noahs Ark, Kensing, Sevenoaks, Kent, TN15 6PA	Ordinary	2,826

Names and addresses of the allottees

Shareholder Details	Shares and share class allotted	
Mrs Winifred Timson 11 Christopher Close, Childwall, Liverpool, L16 1JL	Ordinary	1,059
Mrs Pauline Tombling 20 Norma Crescent, Whitley Bay, Tyne and Wear, NE26 2PD	Ordinary	282
Mrs Doris Vella 184 Osborne Road, Hornchurch, Essex, RM11 1HL	Ordinary	1,413
Mr Joseph Gerar Vincent 34 Layfield Road, Hendon, London, NW4 3UG	Ordinary	706
Mrs Julie Vine 1 Sussex Drive, Pagham, Bognor Regis, West Sussex, PO21 4RW	Ordinary	706
Mrs Kundan Vora 91 Hibernia Road, Hounslow, TW3 3RL	Ordinary	2,826
Mr David Watkins 41 Cambridge Road, Ipswich, IP5 1EW	Ordinary	423
Mr Nigel Watson 72 Hurst Lane North, Birmingham, B36 0HB	Ordinary	706
Mr Robert West 15 Kingscote Avenue, Hatherley, Cheltenham, Gloucestershire, GL51 6JY	Ordinary	706
Mrs Carol Wilkinson 6 Oldslade Lane, Richings Park, Iver, Buckinghamshire, SL0 9DR	Ordinary	2,826
Mr Russell Williams 29 Park Road, Hemel Hempstead, Hertfordshire, HP1 1JS	Ordinary	1,413
Mrs Charleen Wood 104 West Way, Lancing, West Sussex, BN15 8NB	Ordinary	141
Mrs Janet Wooden 239 Highbury Quadrant, London, N5 2TD	Ordinary	1,130
Mrs Fiona Woods 9 Berrington Road, Hellesdon, Norwich, NR6 6PH	Ordinary	1,413
Mrs Anne Wright 17 Beke Road, Gillingham, Kent, ME8 9RN	Ordinary	282
Mrs Chan Sui Yau 6 Lower Emms, Hemel Hempstead, Hertfordshire, HP2 7SB	Ordinary	2,826

Names and addresses of the allottees

Shareholder Details	Shares and share class allotted	
Mrs Heather Cox 26 The Silvers, Broadstairs, Kent, CT10 2PF	Ordinary	755
Mr David Robert Moyes 15 Fieldhead Road, Guiseley, Leeds, Ls20 8DT	Ordinary	70
Mr David Reeves 2 Howkin, Bromham, Bedford, MK43 8TN	Ordinary	356
Mr Robert Paul Simper 10 Anfield Court, Anfield Close, Fair Oak, Eastleigh, Hampshire, SO50 7LF	Ordinary	150
Mr Peter Trueland 27 Bowling Close, Harpenden, Herfordshire, AL5 1QP	Ordinary	1,000
Mr Malcolm Buckenham 20 Yonder Way, Wanborough, Swindon, SN4 0BX	Ordinary	3,557
Mrs Carol Dawn Hawkins 11 Longford Yate, Bristol, BS37 4JL	Ordinary	683
Mr Richard Cyril Innis Howell 27 Sandbourne Avenue, Merton Park, London, SW19 3EW	Ordinary	3,557
Mrs Shannon Saise-Marshall Primrose Villas, 7 King Street, Chertsey, Surrey, KT16 9BJ	Ordinary	538

82-5761

RECEIVED

[illegible] A 11:24

Companies House

— for the record —

Please complete in typescript, or
in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	10	09	2007	14	09	2007

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	5,304	5,000	1,000
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£1.792	£2.10	£2.2925

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4083914

Company name in full: Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	10	09	2007	14	09	2007

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	79,371		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share (including any share premium)	£2.668		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted: Class of shares allotted	Number allotted
Name(s): HSDL Nominees Limited Address: Participant ID 33x24, Trinity Road, Halifax UK Postcode HX1 2RG	Ordinary Ordinary	1,067 48,301
Name(s): Vidacos Nominees Ltd Address: Participant ID 30XMH, Member Account SSB1, Citigroup Centre, Canada Square, Canary Wharf, London UK Postcode E14 5LB	Ordinary Ordinary	5,000 1,000
Name(s): Please see attached schedule for additional allottees. Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: + 3

Signed [signature] Date 14/9/07

** A director / secretary / ~~administrator / administrative receiver /~~ receiver / official ~~receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Company Secretarial Department,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange

Names and addresses of the allottees

Sharehodler Details	Class of shares allotted	Number of shares allotted
Mr Steve Donnellan 35 Forest Fields Road, Swords, Co Dublin, Ireland	Ordinary	453
Mrs Sinead Maye 11 Millbrook Village, Milltown, Dublin 6, Ireland	Ordinary	457
Ms Geraldine Omalley 53 Cluain Barron, Ballyshannon, Co Donegal, Ireland	Ordinary	182
Mr Peter Shannon Birrinfadda, Cranny, Kilrush, Co. Clare, Ireland	Ordinary	914
Mrs Christine Jean Delaney 20 Chelsea Garden, Houghton Regis, Dunstable, Beds LU5 5RW	Ordinary	684
Miss Sheila Lowe 12 Miles Lane, Shevington, Wigan, Lancs WN6 8EB	Ordinary	205
Mrs L B Padbury 632 Birmingham Road, Lydiate Ash, Bromsgrove, Worcs B61 0QB	Ordinary	1,025
Mr Rob Shaw 6 Karen Close Backwell, Bristol, BS48 3JE	Ordinary	273
Miss Folashade Noyimot Afolabi Flat 3 West Bush Court, 130 Goldhawk Road, London, W12 8HH	Ordinary	706
Mr Steven Appleton 36 Clifford Road, Droitwich, Worcs WR9 8UR	Ordinary	1,413
Miss Suzanne Bingham 11 Carrowreagh Road Dundonald, Belfast, BT16 1TS	Ordinary	706
Ms Josephine Bostock 72 Mond St Barnton, Northwich, Cheshire, CW8 4LA	Ordinary	2,826
Mr Martyn Bryan 34 Church Road, Wick, Bristol, BS30 5QL	Ordinary	282
Miss Geraldine Cottrell Flat 3A, Blaeny Pant Cres, Newport, Gwent, NP20 5QB	Ordinary	282

Names and addresses of the allottees

Sharehodler Details	Class of shares allotted	Number of shares allotted
Mrs Julia Ann Crosby 30 Manor Close, Tunstead, Norwich, NR12 8EP	Ordinary	353
Mrs Dorothy Jean Dews 28 The Dell Northfield, Birmingham, B31 5SL	Ordinary	847
Mrs Helen Fisher 24 Beacon Hill, Rubery, Birmingham, B45 9QP	Ordinary	1,413
Mrs Margaret Garman 58 Chessel Avenue, Southampton, SO19 4DX	Ordinary	706
Miss Johanna Griffiths 29 Wheatley Road, Oldbury, West Midlands, B68 9HW	Ordinary	423
Mrs Carolyn Higgs The Old Cider Press, 9 Orchard View, Bickington, Barnstaple, Devon EX31 2JS	Ordinary	706
Mrs Kashmir Johal 58 Avondale Mobile Home Park, Main Road, Golden Common, Winchester, Hants, SO21 1TG	Ordinary	353
Mrs Diane Kukielko 15 The Crescent, Brinklow, Rugby, Warwickshire CV23 0LG	Ordinary	3,532
Mrs Veena Kumar 10 Findhom Avenue, Hayes, Middx, UB4 0DG	Ordinary	1,413
Mrs Julie Paula Leopard 22 Offord Close, Kesgrave, Ipswich, IP5 2DD	Ordinary	706
Mrs Karen Lord 44 The Glade, Abbey Farm, North Wallbottle, Newcastle Upon Tyne, NE15 9XJ	Ordinary	706
Miss Elizabeth Merry 17 Brampton Avenue, Leicester, LE3 6DA	Ordinary	706

Names and addresses of the allottees

Sharehodler Details	Class of shares allotted	Number of shares allotted
Miss Patricia Ann Noonan 8 Radnor Way, Cwmbran, Gwent, NP44 3QU	Ordinary	282
Mrs Margaret Pawson Holbrook, Cheltenham Road, Cirencester, Glos, GL7 2HX	Ordinary	1,413
Mrs Sharon Pickering 41 Crabgate Lane, Skellow, DONCASTER, South Yorkshire DN6 8LE.	Ordinary	282
Mr Neil Andrew Ryder 53 Mallston Road Great Sankey, Warrington, WA5 1JS	Ordinary	2,119
Mr Sean Shelley 247 Pirton Lane Churchdown, Gloucester, GL3 2QJ	Ordinary	353
Mrs Stephanie Starbuck 48 Worcester Road, Maidstone, Kent , ME15 7LU	Ordinary	706
Mrs Sally Elizabeth Wallis 6 Forches Close, Emerson Valley, Milton Keynes, MK4 2BE	Ordinary	353
Mr James Wealands 45 The Limes, Millbank Gardens, Kingsnorth, Ashford, Kent , TN23 3NX	Ordinary	706
Mrs Susan Webb 6 Bull Lane Orrell Park, Liverpool, L9 8DB	Ordinary	282
Ms Judith Rose Wilson 36 Biggleswade Road Potton, Sandy, Beds SG19 2LX	Ordinary	273
Mrs Sandra Catherine Wilson 26 Boxted Road, Hemel Hempstead, Herts HP1 2QH	Ordinary	2,734
Mr Andrew David Martin 5 Dalkeith Road, Harpenden, Herts, AL5 5PP	Ordinary	3,532

82-5761

RECEIVED

2007 OCT 16 A 11:54

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	17 / 09 / 2007	21 / 09 / 2007

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	850	4,440	683
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£2.2925	£2.925	£1.792

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: 4083914

Company name in full: Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	17	09	2007	21	09	2007

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	22,315		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share (including any share premium)	£2.668		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted: Class of shares allotted	Number allotted
Name(s): Vidacos Nominees Ltd Address: Participant ID 30XMH, Member Account SSB1, Citigroup Centre, Canada Square, Canary Wharf, London UK Postcode: E14 5LB	Ordinary	850
Name(s): HSDL Nominees Limited Address: Participant ID 33x24, Trinity Road, Halifax UK Postcode: HX1 2RG	Ordinary	17,231
Name(s): Please see attached schedule for additional allottees. Address: UK Postcode:		
Name(s): Address: UK Postcode:		
Name(s): Address: UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form: + 1

Signed: MWhite Date: 21/9/07

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Company Secretarial Department,

Compass Group PLC, Compass House, Guildford Street,

Chertsey, Surrey, KT16 9BQ Tel 01932 574225

DX number DX exchange

Names and addresses of the allottees

Sharehodler Details	Class of shares allotted	Number of shares allotted
Mrs Moira Mott 11 Barrington Drive, Harefield, Uxbridge, Mddx, UB9 6RJ	Ordinary	683
Mr Jérôme Laforge 11 Rue de Crespieres, 78850 Thiverval, France	Ordinary	4,440
Mr Stephen Beeny 8 New Road, Wilstone, Herts, HP23 4NZ	Ordinary	706
Mr John Church 11 Limont Road, Ainsdale, Southport, Merseyside, PR8 3NJ	Ordinary	1,413
Mrs Deborah Dickens 132 Bywell Road, DEWSBURY, West Yorkshire, WF12 7LL	Ordinary	423
Mr Andrew Lane 3 Brunel Close, Cranford, Middlesex, TW5 9RP	Ordinary	565
Mrs Kalavati Prema 38 Ludlow Road, Paulsgrove, PORTSMOUTH, PO6 3SW	Ordinary	1,413
Mrs Lisa Jane Richardson 26 Windermere Avenue, RAMSGATE, Kent, CT11 0PE,	Ordinary	211
Mrs Maja Sonja Scully 84A Ockendon Road, LONDON, N1 3NW	Ordinary	353

END